UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Notice of AGM dated 05 June 2025

Press Release

5 June 2025

Argo Blockchain plc
("Argo" or "the Company")

Notice of Annual General Meeting

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), announces it will hold its Annual General Meeting ('AGM') at 15:00 BST on 30 June 2025 at the offices of Fladgate LLP, 16 Great Queen Street, London, WC2B 5DG.

The meeting will be available for shareholders to attend in person, and the Company will provide access to the AGM through the Investor Meet Company platform. Shareholders should use the following link to register:

https://www.investormeetcompany.com/argo-blockchain-plc/register

While the platform allows shareholders to follow the AGM, the platform does not allow shareholders to vote or participate in the meeting, and therefore shareholders are strongly encouraged to return their duly completed form of proxy in accordance with the instructions set out in the notes to the Notice of AGM.

Given the Company's global shareholder base and in order that the Company can address shareholder questions from shareholders in different time zones, we ask shareholders to provide their questions and comments concerning the Company, its business or matters pertaining to this AGM to the Company at ir@argoblockchain.com or via the Investor Meet Company platform.  The Company will review the submissions and will respond to shareholder questions, where appropriate, during the AGM. Following the session, the Company will also post the replies on its website.

The Notice of AGM, together with the Form of Proxy, will be posted to shareholders today. The Notice of AGM will shortly also be available on the Company's website.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 7493 989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With a mining facility in Quebec and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 05 June, 2025	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer